LIST OF SUBSIDIARIES

On August 13, 2019, Farmhouse, Inc,. a Nevada corporation, entered into a Share Exchange Agreement (the “Agreement”) with Farmhouse, Inc., a Washington Corporation (“Farmhouse Washington”) pursuant to which Farmhouse Washington would become a wholly owned subsidiary of the Company.  The share exchange was accounted for as a reverse acquisition with Farmhouse, Inc. being treated as the acquiring company for accounting purposes.

In connection with the Agreement, the Company acquired 100% of the issued shares of Farmhouse Washington in a share exchange where 11,368,853 shares of the Company were issued to the shareholders of Farmhouse Washington in exchange for each share of Farmhouse Washington for a total issuance of 11,368,853 common shares.